                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D

                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(A)(1)

                             MANNATECH, INCORPORATED
                             -----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   563771 10 4
                                 --------------
                                 (CUSIP Number)

                                 SIDLEY & AUSTIN
                        555 WEST FIFTH STREET, SUITE 4000
                              LOS ANGELES, CA 90013
                         ATTN: SHERWIN L. SAMUELS, ESQ.
                                 (213) 896-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 19, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 563771 10 4                 13D                 PAGE  2  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SAMUEL L. CASTER
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
            PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITIED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH                        5,713,549
                             --------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER

                                    5,713,549
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER


 -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                 PAGE  3  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            WILLIAM C. FIORETTI
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH                        3,917,265
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                                    1,450,102
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER

                                    3,917,265
                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER

                                    1,450,102
 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                 PAGE  4  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            THE FIORETTI FAMILY PARTNERSHIP, LTD.
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
            PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            TEXAS
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                                    1,450,102
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER


                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER

                                    1,450,102
 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            PN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                 PAGE  5  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            CHARLES E. FIORETTI
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH                        5,357,549
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER

                                    5,357,549
                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER


 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                 PAGE  6  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            DONALD W. HERNDON
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH                        375,485
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER

                                    375,485
                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER


 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                 PAGE  7  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            HARLEY REGINALD MCDANIEL, SR., M.D.
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH                        509,569
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER

                                    509,569
                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER


 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                 PAGE  8  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            DICK HANKINS, JR.
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                                    139,800
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER


                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER

                                    139,800
 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                 PAGE  9  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            NANCY HANKINS
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER

                                    139,800
                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER


                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER

                                    139,800
 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 563771 10 4                 13D                PAGE  10  OF  16 PAGES
          ---------                                            ---    ---


------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            MARLIN RAY ROBBINS, JR.
------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
------------------------------------------------------------------------------
 (3) SEC USE ONLY

------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            PF
------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER
 BY EACH REPORTING
 PERSON WITH                        899,333
                             -------------------------------------------------
                              (8) SHARED VOTING
                                    POWER


                             -------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER

                                    899,333
                             -------------------------------------------------
                              (10) SHARED DISPOSITIVE
                                     POWER


 -----------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,362,652
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.8%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

            IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Stock"), of Mannatech, Incorporated, a Texas corporation (the "Company"), which has its principal executive offices at 600 South Royal Lane, Suite 200, Coppell, TX, 75019.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      This Schedule is being filed by the following persons:

                  (i)      Samuel L. Caster, an individual ("Mr. Caster"),

                  (ii)     William C. Fioretti, an individual ("Mr. W.
                           Fioretti"),

                  (iii) The Fioretti Family Partnership, Ltd., a Texas limited partnership (the "Fioretti Partnership"),

                  (iv)     Charles E. Fioretti, an individual ("Mr. C.
                           Fioretti"),

                  (v)      Donald W. Herndon, an individual ("Mr. Herndon"),

                  (vi) Harley Reginald McDaniel, Sr., M.D., an individual ("Dr. McDaniel"),

                  (vii)    Dick Hankins, Jr., an individual ("Mr. Hankins"),

                  (viii)   Nancy Hankins, an individual ("Mrs. Hankins"), and

                  (ix)     Marlin Ray Robbins, Jr., an individual ("Mr.
                           Robbins").

                  Each of the persons or entities named above is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

                  The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

           (b),(c)(i) Mr. Caster's business address is 600 South Royal Lane, Suite 200, Coppell, TX, 75019. He is presently employed as the President of the Company which is located at the address indicated in the previous sentence.

                               Page 11 of 16 Pages

                  (ii) Mr. W. Fioretti's address is 6333 N. Highway 161, Suite 350, Irving, TX 75038. Mr. Fioretti is an investor.

                  (iii) The Fioretti Partnership's address is 6333 N. Highway 161, Suite 350, Irving, TX 75038.

                  (iv) Mr. C. Fioretti's business address is 600 South Royal Lane, Suite 200, Coppell, TX, 75019. He is employed by the Company as its Chief Executive Officer at the address listed in the previous sentence.

                  (v) Mr. Herndon's business address is 600 South Royal Lane, Suite 200, Coppell, TX, 75019. He is employed by the Company as its Vice President of Marketing Administration at the address listed in the previous sentence.

                  (vi) Dr. McDaniel's business address is 600 South Royal Lane, Suite 200, Coppell, TX, 75019. He is employed by the Company as a physician at the address listed in the previous sentence.

                  (vii) Mr. Hankins' address is 1035 Runnymede Ct., Keller, TX 76248. Mr. Hankins is currently retired.

                  (viii) Mrs. Hankins' address is 1035 Runnymede Ct., Keller, TX 76248. Mrs. Hankins is principally occupied as a homemaker.

                  (ix) Mr. Robbins' address is 2201 Ingleside Dr., Grand Prairie, TX 75050. Mr. Robbins is employed by Robbins Ent., Inc. as a sales management lecturer at the address listed in the previous sentence.

                  (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Each Reporting Person who is a natural person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of stock reported on this Schedule 13D by the Reporting Persons (except for Mr. C. Fioretti) were purchased from the Company for a nominal consideration in connection with the Company's initial organization in 1994. Shortly thereafter, Mr. C. Fioretti purchased certain of his shares from the Company for $50,000. In April, 1997, Mr. C. Foretti received additonal shares from the Company in consideration of services rendered to the Company.

                               Page 12 of 16 Pages

ITEM 4.           PURPOSE OF TRANSACTION

                  On October 19, 1999 and October 20, 1999, certain of the Reporting Persons entered into discussions regarding the corporate governance of the Company. Certain amendments to the Second Amended and Restated Bylaws of the Company (the "Bylaws") were considered by the Reporting Persons and as of October 20, 1999, the Reporting Persons executed a Majority Written Consent, the form of which is attached hereto as EXHIBIT B, (the "Consent") to amend the Bylaws to provide, among other things, (i) that the Company's shareholders may set the size of the Company's Board of Directors (the "Board"), (ii) that the Board would consist of seven directors, (iii) for revised procedures for calling, noticing and administering meetings of the Board, (iv) for revised duties for the Chairman of the Board of the Company, and (v) for revised procedures for amending certain bylaw provisions adopted by the Company's shareholders. Also, pursuant to the Consent, the Reporting Persons appointed James Doyle to fill a newly created vacancy on the Board.

                  Certain of the Reporting Persons met on October 22, 1999 to discuss the management of the Company and the composition of its the Board of Directors. The Reporting Persons will continue to consult with the Company's management with respect to such changes to management as the Board finds to be in the best interests of the Company.

                  Depending upon the market price thereof and upon other conditions, certain Reporting Persons may acquire additional Stock from time to time in the open market or otherwise. In addition, depending upon market prices and other conditions, certain Reporting Persons may dispose of some or all of their Stock at any time and from time to time in the open market or otherwise at prices which such Reporting Persons may determine.

                               Page 13 of 16 Pages

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                  (a) As of the date hereof, the Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, may be deemed to be a group beneficially owning, in the aggregate, 18,362,652 shares of Stock which constitute approximately 74.8% of the 24,564,563 shares of Stock outstanding as of August 10, 1999 (as reported on Amendment No. 1 to Form S-1 filed by the Company with the Commission on August 10, 1999).

                  (b) Mr. Hankins and Mrs. Hankins share voting and dispositive power with respect to their shares of Stock reported on this Schedule 13D. Mr.
W. Fioretti, as the general partner of the Fioretti Partnership, may be deemed to share with the Fioretti Partnership voting and dispositive power with respect to the Fioretti Partnership's shares of Stock reported on this Schedule 13D. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's shares of Stock. Each of the Reporting Persons disclaims beneficial ownership of the Stock for any other purposes.

                  (c) (i) On September 3, 1999, Mr. Herndon sold 14,090 shares of Stock at a price of $8.00/share in an open market transaction. On September 7, 1999, Mr. Herndon sold 6,310 shares of Stock at a price of $8.00/share in an open market transaction. On September 14, 1999, Mr. Herndon sold 9,700 shares of Stock at a price of $8.00/share in an open market transaction. On September 27, 1999, Mr. Herndon sold 9,900 shares of Stock at a price of $8.00/share in an open market transaction.

                      (ii) On August 30, 1999, Mr. Hankins and Mrs. Hankins sold 3,200 shares of Stock at a price of $7.00/share in an open market transaction. On August 31, 1999, Mr. Hankins and Mrs. Hankins sold 6,000 shares of Stock at a price of $7.00/share in an open market transaction. On September 1, 1999, Mr. Hankins and Mrs. Hankins sold 22,000 shares of Stock at a price of $7.00/share in an open market transaction. On September 3, 1999, Mr. Hankins and Mrs. Hankins sold 5,000 shares of Stock at a price of $8.00/share in an open market transaction. On September 7, 1999, Mr. Hankins and Mrs. Hankins sold 12,500 shares of Stock at a price of $8.00/share in an open market transaction. On September 14, 1999, Mr. Hankins and Mrs. Hankins sold 7,539 shares of Stock at a price of $8.00/share in an open market transaction. On September 14, 1999, Mr. Hankins and Mrs. Hankins sold 1,000 shares of Stock at a price of $8.00/share in an open market transaction. On October 19, 1999, Mr. Hankins and Mrs. Hankins sold 6,000 shares of Stock at a price of $7.875/share in an open market transaction. On October 19, 1999, Mr. Hankins and Mrs. Hankins sold 3,200 shares of Stock at a price of $7.88/share in an open market transaction.

                      (iii) On October 12, 1999, Mr. C. Fioretti sold 4,000 shares of Stock at a price of $2.00/share in a privately negotiated transaction.

                  (d) Mr. Hankins and Mrs. Hankins share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of their shares of Stock reported on this Schedule 13D. As the general partner of the Fioretti Partnership, Mr. W. Fioretti

                               Page 14 of 16 Pages
may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of the Fioretti Partnership's shares of Stock reported on this Schedule 13D. Except as set forth in this Item 5(d), no persons other than the Reporting Persons, with respect to the Stock, have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock reported on this Schedule 13D.

                  (e)      N/A

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE

                  ISSUER

                  Except for the Joint Filing Agreement among the Reporting Persons (a copy of which is being filed herewith as EXHIBIT A) there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  EXHIBIT A: Joint Filing Agreement among the Reporting Persons dated the date hereof.

                  EXHIBIT B: Majority Written Consent of the Shareholders of Mannatech, Incorporated, a Texas corporation, dated October 20, 1999.


                               Page 15 of 16 Pages

                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 1999.


/s/ SAMUEL L. CASTER                   /s/ HARLEY REGINALD MCDANIEL, SR., M.D.
----------------------------           ---------------------------------------
SAMUEL L. CASTER                       HARLEY REGINALD MCDANIEL, SR., M.D.


/s/ WILLIAM C. FIORETTI                /s/ DICK HANKINS, JR.
----------------------------           ---------------------------------------
WILLIAM C. FIORETTI                    DICK HANKINS, JR.


THE FIORETTI FAMILY PARTNERSHIP



By: /s/ William C. Fioretti,           /s/ NANCY HANKINS
    ------------------------           ---------------------------------------
       William C. Fioretti,            NANCY HANKINS
       its General Partner


/s/ CHARLES E. FIORETTI                /s/ MARLIN RAY ROBBINS, JR.
----------------------------           ----------------------------
CHARLES E. FIORETTI                    MARLIN RAY ROBBINS, JR.


/s/ DONALD W. HERNDON
----------------------------
DONALD W. HERNDON


                               Page 16 of 16 Pages